NEWS RELEASE October 13, 2006 NR-06-30

ENERGY METALS COMPLETES NI 43-101
ON JAB PROPERTY, WYOMING

Vancouver, British Columbia, October 13, 2006: Energy Metals Corporation (TSX-EMC) is pleased to announce that it has received a National Instrument 43-101 Technical Report (the “Mineral Resource Report”) related to uranium mineral resources at EMC’s JAB Uranium Project located in the northern portion of the Great Divide Basin in Sweetwater County, Wyoming. The report contains a measured mineral resource estimate of 2,210,166 tons of U3O8  bearing material with an average grade of 0.073% eU3O (being 3,232,920 pounds of contained U3O8 ). An additional indicated mineral resource estimate of 230,709 tons of U3O8 bearing material at an average grade of 0.07 % eU3O8  contains 325,102 pounds of U3O8 . Both the measured and indicated mineral resources contained in the report were determined using 0.25 GT cutoff.

The current mineral resource estimate utilized historical data obtained from Union Carbide who conducted extensive drilling on the lands currently held by EMC in the 1970’s and 1980’s. Exploration and development drilling included the delineation of 3 mineralized areas with drilling on 50 foot centers and/or on 50 by 100 foot centers. The available data includes radiometric and chemical assay data from 1,572 drill holes completed on the property.

The Mineral Resource Report dated July 14, 2006 is authored by Douglas Beahm, of BRS Inc. Mr. Beahm is a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Qualified Person as defined by National Instrument 43-101. Mr. Beahm has more than thirty years of experience in uranium exploration, mining, and mine/mill reclamation and was employed by Union Carbide during the late 1970’s and early 1980’s when he directed exploration and development of the JAB uranium property.

Methodology and Mineral Resource Estimation

Mineralization on the JAB Uranium Project is typical of the Wyoming Sandstone Roll-Front. Measurement of the uranium concentrations in the drill holes was calculated from calibrated natural gamma geophysical logs. In the Mineral Resource Report uranium grade is expressed as weight percent, eU3O8 means radiometric equivalent U3O8 , and GT is the grade thickness product. A unit weight of 125 pounds per cubic foot or 16 cubic feet per ton was assumed based on the author’s mining experience with similar deposits.

The Mineral Resource Report addresses mineralization within a single sandstone horizon in the Tertiary Battle Springs Formation. Individual intercepts were combined to represent the GT for each hole in that horizon. Some drill holes contained mineralization outside this horizon but were not included in the mineral resource estimate. The location of the mineralized zone in each drill hole was taken to be the top of the mineralization. Once the data was reduced the location of the oxidation/reduction boundary was interpreted, as well as, the 0.5, 0.25 and 0.1 GT limits. The data was contoured and the area measured by GT ranges; the contained pounds of uranium were calculated by multiplying the measured areas by GT; total tonnage was calculated by contouring thickness; and the results summed. Drill hole spacing in the known

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

mineralized areas was generally uniform. Mineral resources were subdivided into measured and indicated categories based on the continuity of the mineralization.

Economics, mining method, and recovery will dictate the appropriate cutoff grade and/or GT to be applied to the in-the-ground indicated and inferred mineral resources during future feasibility assessments of the mineralization. The 0.10 GT cutoff estimates were reported to assess the total mineralization. The 0.25 and 0.5 GT cutoffs are more common for current in situ recovery (ISR) operations. A 0.25 GT cutoff is recommended as representative of that portion of the total mineral resources that should be considered in future feasibility studies. The following is a summary of estimated indicated and inferred mineral resources:

Indicated Mineral Resources*

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	440,536	330,011	0.067
0.25	325,102	230,709	0.070
0.50	122,967	86,794	0.071

Measured Mineral Resources*

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	3,621,033	2,565,840	0.071
0.25	3,232,920	2,210,166	0.073
0.50	2,432,650	1,526,940	0.080

Measured and Indicated Mineral Resources*

GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
0.10	4,061,570	2,895,851	0.070
0.25	3,558,022	2,440,875	0.073
0.50	2,555,617	1,613,734	0.079

*numbers rounded

Data Verification

Drill data, either assay or radiometric equivalent, was posted on 1”=50’ drill maps and included collar elevation, depth to the top of the mineralized intercept, thickness of mineralization, grade of mineralization, and depth of hole. Data entry was checked and confirmed. Drill hole locations were digitized from 1”=50’ drill maps to create a coordinate listings and then plotted. The resultant drill maps were then checked and confirmed by overlaying with the original maps. From 1976 through 1982 the author directed the exploration and development of the JAB property and was responsible for the discovery of additional mineralization on the property during that period that expanded the known mineral resource more than five fold. The author personally completed the interpretation of all geophysical log data, core and sample data, and Delayed Neutron Logging (DNL), utilized for the direct downhole assay of uranium, for more than 700 hundred drill holes with a total drilled footage in excess of 175,000 feet and the 42 core and DNL holes completed on the property.

Cutoff Grades

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A minimum cutoff grade of 0.03% eU3O8 was applied to all data. In addition, thin isolated mineralization and/or mineralization not located within the horizon of interest was not utilized in the mineral resource estimation. Mineral resources are reported in the Mineral Resource Report at GT (grade thickness product) cutoffs of 0.10, 0.25, and 0.50.

Continuity of Mineralization

Mineralization on the JAB Uranium Project is closely drilled, approximately 50 foot and/or 50 by 100 foot centers along the mineralized trends. The drilling demonstrates continuity. Based on the drill density and the apparent continuity of the mineralization along trends, the mineral resource estimate meets the criteria as measured mineral resources for the RD and Silverbell IIA areas and indicated mineral resources for the Silverbell IIB areas under the CIM Standards on Mineral Resources and Reserves.

Adjacent Properties

Contiguous with the mineralization on the WY claims 1 – 40, EMC holds mineral rights to WY claims 210 - 208, ZA Claims 1 – 25, and State Leases 0-40963 and 041046 in the southwest portions of Section 15, State Section 16, and the portions of Sections 21 and 22, respectively. Union Carbide did not control or explore this portion of the current JAB property. Data was not available for this portion of the JAB property at the time of this evaluation of mineral resources and was not included in the mineral resource estimates. EMC is currently seeking any data that may be available for this area and intends to conduct further exploration in this area.

The mineralized trend from the Silverbell IIA mineralization is drilled out to the western boundary of WY claim 21 where it borders WY claim 205. Mineralized holes are within 50 feet of this claim boundary. Drill holes, spaced at approximately 50 feet between holes, cross a mineralized roll-front, as follows:

•	Hole No. 1212 – From 267’-268’ – 1’ - .03 % U3 O8 – Altered or Barren Interior
•	Hole No. 1209 – From 256’- 261’ – 5’ - .10 % U3 O8 – Mineralized Zone
•	Hole No. 1279 – (8’ – 0.071 %U3 O8 overall) - Mineralized Zone
	o	From – 252.5’-259’ – 1.5’ - .04 % U3 O8
	o	From – 254’-259’ – 5’ - .09 % U3O8
	o	From – 259.5’–261’ – 1.5 .04 % U3O8
•	Hole No. 1210 – From 231’-254’ – 23’ - .03 % U3 O8 –Protore Mineralization

The mineralized trend is proceeding west southwest at this point and could continue onto the WY claims 205 – 208, the southern portions of state lease 0-41046, and/or onto the ZA claims 1 -10. The potential trend length on EMC mineral holdings to the west of known mineralization could extend 1.5 miles or more, approximately the same distance as the delineated trends for the Silverbell IIA and IIB mineralization combined. The potential for mineralization in this area is currently untested.

National Instrument 43-101 Disclosure

The technical content in this news release has been read and approved by the author of the Mineral Resource Report on the JAB Uranium Project, Douglas Beahm, Principal Engineer and Owner of BRS Inc., a Professional Geologist licensed in Wyoming, a Professional Engineer licensed in Wyoming, Colorado, Utah, and Oregon, and a Registered Member of the US Society of Mining Engineers (SME) and a Qualified Person as defined by National Instrument 43-101.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.

Energy Metals Corporation

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery) along with one of the industry’s leading and most experienced ISR technical teams led by Dr. Dennis Stover. This in-situ form of uranium mining was pioneered in Texas and Wyoming and utilizes oxygenated groundwater to dissolve the uranium in place and pump it to the surface through water wells. Energy Metals is currently developing the La Palangana uranium deposit and upgrading the Hobson Uranium Processing Plant in Texas for an anticipated 2008 production date. Energy Metals is also actively advancing other significant uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona.

For further information, please contact:

Energy Metals Corporation
Paul Matysek, CEO and President: (604) 684-9007
Bill Sheriff, Corporate Development, Director: (972) 333-2214

Information Regarding Forward-Looking Statements: Except for historical information contained herein, the statements in this Press Release are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Energy Metals’ actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things: volatility of natural resource prices; product demand; market competition and risks inherent in the company’s operations. These and other risks are described in the Company’s public filings with Canadian Securities Regulators available at www.sedar.com and with the Securities and Exchange Commission available at www.sec.com.

Copyright © 2006 by Energy Metals Corporation. All rights reserved.